November 21, 2014
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Mr. Patrick Gilmore
Ms. Megan Akst

Re:    Rovi Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
File No. 000-53413
Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated November 17, 2014, with respect to the above-referenced filings, Rovi Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

1. We note your response to comment 5 quantifies each of the factors that impacted the line item “tax impact on foreign operations” in your effective income tax rate reconciliation. In future filings, revise your discussion of income taxes in your results of operations discussion to identify and quantify each of the material factors effecting income tax expense similar to what you have presented in your response. Material changes attributed to two or more factors, including any offsetting factors and the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835.

In future filings the Company will expand its disclosure regarding its discussion of income taxes in its results of operations to identify and quantify each of the material factors effecting income tax expense.

2. In your response to prior comment 10 of our letter dated September 8, 2014 you indicate that Luxembourg is the foreign jurisdiction that has the largest impact on the Company’s foreign rate differential. Please revise future filings to clearly disclose this and confirm that if any other foreign tax jurisdiction were to become material to your effective tax rate that you will provide disclosure regarding that jurisdiction.

In future filings the Company will disclose that Luxembourg is the foreign jurisdiction that has the largest impact on its foreign rate differential. In addition, the Company confirms that if any other foreign tax jurisdiction becomes material to its effective tax rate, the Company will provide disclosure regarding that jurisdiction.

Additionally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Rovi Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Jon Gavenman, Esq., Cooley LLP